UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-12289

SEACOR HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Seacor Holdings Inc.

2200 Eller Drive, P.O. Box 13038

Fort Lauderdale, Florida 33316

(954) 523-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Explanatory Note: Effective April 15, 2021, Safari Merger Subsidiary, Inc., a wholly-owned direct subsidiary of Safari Parent, Inc., was merged with and into SEACOR Holdings Inc., with SEACOR Holdings Inc. continuing as the surviving corporation and thereby being converted from a public corporation into a private corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, SEACOR Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SEACOR HOLDINGS INC.

Date: April 28, 2021	By:	/s/ Bruce Weins
Name: Bruce Weins
Title: Senior Vice President and Chief Financial Officer